FIRST MAJESTIC SILVER CORP.
Suite 1800 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	March 29, 2018
Toronto – FR
Frankfurt – FMV

First Majestic Updates Mineral Reserve and Resource Estimates for 2017
and Files Form 40-F Annual Report

FIRST MAJESTIC SILVER CORP. (the "Company" or “First Majestic”) is pleased to announce its 2017 Mineral Reserve and Resource estimates for its existing mineral property assets in Mexico with an effective date of December 31, 2017 and with an exploration cut-off date of October 31, 2017.

2017 Highlights:

•	Proven and Probable Reserves increased 11%, or 11.8 million ounces, to 120.2 million silver equivalent ounces

▪	Santa Elena Reserves up 38%, or 8.5 million ounces, to 30.7 million silver equivalent ounces; average silver and gold grades up 9% and 7%, respectively

▪	La Parrilla Reserves up 26%, or 2.9 million ounces, to 14.3 million silver equivalent ounces; average silver grade up 9%, zinc grade up 54%, lead grade up 28%

▪	San Martin Reserves up 24%, or 4.1 million ounces, to 20.8 million silver equivalent ounces; average silver and gold grades up 24% and 20%, respectively

•	Measured and Indicated Resources increased 9%, or 10.8 million ounces, to 137.1 million silver equivalent ounces

•	Inferred Resources increased 22%, or 41.0 million ounces, to 226.8 million silver equivalent ounces

▪	Significant maiden Inferred Resource of 40.8 million silver equivalent ounces at Ermitaño West project in Santa Elena

“First Majestic embarked on its most aggressive exploration program in 2017 by completing 156,540 metres of diamond drilling across its Mexican assets which I’m pleased to see a healthy 11% increase in the global reserve base as well as a number of significant new discoveries at La Parrilla and Santa Elena,” stated Keith Neumeyer, President and CEO. “Total reserve grades also improved at each of the operating mines with the exception of La Encantada which remained unchanged compared to 2016. These 2017 estimates did not capture the full year’s worth of drilling due to time delays for assay reporting and block modelling, however, it’s very encouraging to see that the renewed investment in exploration are showing positive results on our reserves and resources. Our aggressive exploration program is continuing into 2018 with 183,000 metres of diamond drilling planned across our core assets in Mexico. A major focus of the 2018 program will be to continue expanding known resources at the Cerro de Santiago discovery in La Parrilla and the Ermitaño West project in Santa Elena in order to further increase the mine life at each of these assets.”

The following table shows the total tonnage mined from each of the Company’s six producing properties during 2017, including total ounces of silver and silver equivalent ounces produced from each property and the tonnage mined from delineated Reserves and Resources at each property. A portion of the production from each mine came from material other than Reserves or Resources, as set out below under the heading “Material Not in Reserves”.
2017 Production Table

	SANTA ELENA	LA ENCANTADA	LA PARRILLA	DEL TORO	SAN MARTIN	LA GUITARRA	TOTAL
TONNES OF ORE PROCESSED	927,737	825,486	543,985	278,204	278,252	127,842	2,981,506

OZ OF SILVER PRODUCED	2,282,182	2,178,032	1,730,383	1,124,992	1,822,297	611,705	9,749,591

OZ OF SILVER EQ. PRODUCED FROM OTHER METALS (1)	3,644,950	5,867	426,816	1,122,738	500,538	407,406	6,108,315

TOTAL OZ OF SILVER EQ. PRODUCED	5,927,132	2,183,899	2,517,199	2,237,730	2,322,835	1,019,111	16,207,906

TONNES MINED FROM MATERIAL IN RESERVES	804,045	2,965	538,650	261,607	219,914	67,368	1,894,548

TONNES MINED FROM MATERIAL NOT IN RESERVES	123,692	822,521	5,335	16,597	58,338	60,474	1,086,958

(1)
Silver-equivalent ounces are estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Details as to the method of calculation can be found in in each mine section of the 2017 Annual Information Form.

(2)	Totals may not add up due to rounding.

The silver price assumption used to estimate the 2017 Reserves remained unchanged at $18.00/oz compared to the previous estimate. However, the price assumptions for gold, lead and zinc were increased slightly to $1,300/oz for gold (+$50/oz), $1.20/lb for lead (+$0.20/lb) and $1.40/lb for zinc (+$0.25/lb) compared to the previous estimate.

2017 Exploration Results

The Company completed a total of 156,540 metres of diamond drilling at its six operating mines in 2017, representing a 60% increase in metres drilled compared to the prior year. The Company was successful at discovering multiple new ore bodies across the portfolio of assets, however, the two most significant discoveries were the Cerro de Santiago in La Parrilla and the Ermitaño West project in Santa Elena.

The Cerro de Santiago area is located in the valley to the east of the San Marcos mine and consists of a hill made of silica lying over Cretaceous limestones. The silica forming the hill has characteristics of a silica sinter deposit but further studies are needed to confirm this hypothesis. The Cretaceous limestones that surround the Cerro de Santiago host a system of quartz-calcite-fluorite veins and breccias that strike predominantly NNW.

The company conducted a diamond drilling campaign under the silica cap and confirmed the presence of Fresnillo-type epithermal mineralization. In 2017, five holes were drilled at the northern portion of the hill where a system of veins and stockwork ranging in apparent widths from 0.3 to 3.0 metres were intercepted approximately 300 metres below the silica cap. The newly discovered veins are located approximately 1,500 metres east and 150 metres below haulage level 11 in San Marcos mine. The Company is planning to drill approximately 11,000 exploration metres at Cerro de Santiago in 2018 and plans on advancing underground development in the second half of 2018, pending additional drill results, to bring Cerro de Santiago into production in late 2019 to early 2020.

Another significant 2017 discovery occurred at the Ermitaño West project in Santa Elena located 4 kilometres to the south of the operating mill. The project contains epithermal mineralization in the main Ermitaño West vein which consists of massive and banded quartz vein material associated with stockwork and narrower veins at the hanging wall. In late 2017, the Aitana vein was discovered at the hanging wall of Ermitaño West with an estimated true thickness of 5.7 metres, 0.7 g/t Au and 11 g/t Ag; the vein was intercepted by one hole approximately 50 metres below surface elevation and remains to be explored at depth where higher concentrations of gold and silver are expected to be recovered. Ten diamond drill holes were completed in 2017 along the main Ermitaño West vein which initially defined an Inferred Resource of 40.8 million silver equivalent ounces with average silver and gold grades of 68 g/t and 4.0 g/t, respectively. Due to the exploration success in 2017, the Company is planning to complete a 13,000 metre drill program at Ermitaño in 2018 for infill and expansion drilling at depth as well as explore the recently discovered Aitana vein.

2018 Exploration Program

For 2018, First Majestic is planning to invest a total of $27.4 million towards exploration to drill approximately 183,000 metres across its core Mexican assets. The 2018 exploration program will consist of approximately 25,000 metres of diamond drilling intended to upgrade Resources to Reserves at the six operating mines; approximately 136,000 metres of diamond drilling intended to increase or add new Measured & Indicated or Inferred Resources at the six operating mines, with a focus at Cerro de Santiago in La Parrilla, Nazareno in La Guitarra and the Ermitaño West project in Santa Elena; and drill approximately 22,000 metres at the Plomosas Silver Project.

Reserves and Resources Update

As of December 31, 2017, Proven and Probable Reserves totaled 120.2 million silver equivalent ounces, representing an 11% increase in metal content compared to the prior estimate of December 31, 2016 (as updated pursuant to the technical reports filed on December 20, 2017 regarding Del Toro, La Parrilla and San Martin). The most significant increase in reserves were achieved at Santa Elena, La Parrilla and San Martin, which increased 38%, 26% and 24%, respectively, compared to the previous estimates.

The Company’s consolidated Measured and Indicated Resources totaled 137.0 million silver equivalent ounces, representing a 9% increase from 2016 estimates despite depletion from production. In addition, Inferred Resources increased 22% to 227.8 million silver equivalent ounces primarily due to positive exploration results in Santa Elena and La Encantada.

The complete 2017 Mineral Reserve and Resource estimates for all metals, tonnage and grades are shown below in the following tables:

Proven and Probable Mineral Reserves with an effective date of December 31, 2017

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

SANTA ELENA	Proven (UG)	Sulphides	247	174	2.96	—	—	402	1,390	23.5	3,200
	Probable (UG)	Sulphides	3,206	104	1.39	—	—	211	10,690	143.7	21,750
	Probable (Pad)	Oxides	1,736	36	0.87	—	—	103	2,010	48.6	5,750
	Total Proven and Probable (UG+Pad)	Oxides + Sulphides	5,189	84	1.29	—	—	184	14,090	215.8	30,700

LA ENCANTADA	Proven (UG)	Oxides	261	257	—	—	—	257	2,150	—	2,150
	Probable (UG)	Oxides	1,610	209	—	—	—	209	10,820	—	10,820
	Probable (UG)	Oxides - Flotation	809	147	—	2.35	—	196	3,820	—	5,090
	Probable (Tailings)	Oxides	4,138	110	—	—	—	110	14,630	—	14,630
	Total Proven and Probable (UG)	Oxides + Tailings	6,817	143	—	0.28	—	149	31,420	—	32,690

LA PARRILLA	Proven (UG)	Oxides	—	—	—	—	—	—	—	—	—
	Probable (UG)	Oxides	573	211	—	—	—	220	3,890	2.1	4,050
	Total Proven and Probable (UG)	Oxides	573	211	0.11	—	—	220	3,890	2.1	4,050
	Proven (UG)	Sulphides	—	—	—	—	—	—	—	—	—
	Probable (UG)	Sulphides	1,004	186	—	1.87	1.93	318	5,990	—	10,250
	Total Proven and Probable (UG)	Sulphides	1,004	186	—	1.87	1.93	318	5,990	—	10,250
	Total Proven and Probable (UG)	Oxides + Sulphides	1,577	195	0.04	1.19	1.23	282	9,880	2.1	14,300

SAN MARTÍN	Proven (UG)	Oxides	473	273	0.52	—	—	314	4,150	8.0	4,770
	Probable (UG)	Oxides	1,810	251	0.31	—	—	275	14,600	18.1	16,020
	Total Proven and Probable (UG)	Oxides	2,283	255	0.36	—	—	283	18,750	26.1	20,790

DEL TORO	Proven (UG)	Transition + Sulphides	392	159	0.08	3.38	1.53	295	2,000	1.0	3,730
	Probable (UG)	Transition + Sulphides	815	159	0.19	3.34	2.90	313	4,170	4.8	8,200
	Total Proven and Probable (UG)	Transition + Sulphides	1,207	159	0.15	3.35	2.46	307	6,170	5.8	11,930

LA GUITARRA	Proven (UG)	Sulphides	253	233	1.47	—	—	337	1,890	12.0	2,730
	Probable (UG)	Sulphides	664	2,445	1.19	—	—	329	5,230	25.4	7,020
	Total Proven and Probable (UG)	Sulphides	917	242	1.27	—	—	331	7,120	37.4	9,750

	Total Proven and Probable	All mineral types	17,991	151	0.50	0.44	0.27	208	87,430	287.2	120,160

(1)
Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2)	Metal prices considered for Mineral Reserves estimates were $18.00 /oz Ag, $1,300 /oz Au, $1.10 /lb Pb, and $1.40 /lb Zn.

(3)
The Mineral Reserves information provided above is based on internal estimates prepared as of December 31, 2017. The information provided was reviewed and validated by Ramon Mendoza Reyes, P. Eng., QP Mining for First Majestic, who has the appropriate relevant qualifications, and experience in mining and reserves estimation practices.

(4)
Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the 2017 Annual Information Form.

(5)
The cut-off grades and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines. The cut-off grades and factors are listed in each mine section of the 2017 Annual Information Form.

Measured and Indicated Mineral Resources with an effective date of December 31, 2017

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
SANTA ELENA	Measured (UG)	Sulphides	560	178	2.65	—	—	383	3,210	47.7	6,890
	Indicated (UG)	Sulphides	2,580	129	1.77			266	10,720	147.1	22,080
	Indicated (Pad)	Oxides	1,496	39	0.97	—	—	114	1,870	46.5	5,470
	Total Indicated	Oxides + Sulphides	4,635	106	1.62	—	—	231	15,800	241.3	34,440

LA ENCANTADA	Measured (UG)	Oxides	244	320	—	—	—	320	2,510	—	2,510
	Indicated (UG)	Oxides	1,001	285	—	—	—	285	9,160	—	9,160
	Indicated (UG)	Oxides - Flotation	734	246	—	4.07	—	325	5,810	—	7,670
	Indicated (Tailings)	Oxides	4,222	110	—	—	—	110	14,930	—	14,930
	Total Measured and Indicated (UG)	Oxides + Tailings	6,201	163	—	0.48	—	172	32,410	—	34,270

LA PARRILLA	Measured (UG)	Oxides	—	—	—	—	—	—	—	—	—
	Indicated (UG)	Oxides	696	216	0.10	—	—	224	4,830	2.2	5,030
	Total Measured and Indicated (UG)	Oxides	696	216	0.10	—	—	224	4,830	2.2	5,030
	Measured (UG)	Sulphides	—	—	—	—	—	—	—	—	—
	Indicated (UG)	Sulphides	1,021	208	—	2.08	2.12	354	6,840	—	11,620
	Total Measured and Indicated (UG)	Sulphides	1,021	208	—	2.08	2.12	354	6,840	—	11,620
	Total Measured and Indicated (UG)	Oxides + Sulphides	1,718	212	0.04	1.24	1.26	301	11,670	2.2	16,650

SAN MARTÍN	Measured (UG)	Oxides	489	287	0.55	—	—	330	4,500	8.6	5,180
	Indicated (UG)	Oxides	2,103	263	0.36	—	—	291	17,770	24.5	19,700
	Total Measured and Indicated (UG)	Oxides	2,591	267	0.40	—	—	299	22,270	33.1	24,880

DEL TORO	Measured (UG)	Transition + Sulphides	408	193	0.12	4.06	2.01	360	2,540	1.6	4,720
	Indicated (UG)	Transition + Sulphides	949	195	0.28	3.91	3.69	382	5,970	8.6	11,660
	Total Measured and Indicated (UG)	Transition + Sulphides	1,357	195	0.23	3.96	3.19	375	8,510	10.2	16,380

LA GUITARRA	Measured (UG)	Sulphides	228	284	1.77	—	—	409	2,090	12.9	3,000
	Indicated (UG)	Sulphides	584	295	1.43	—	—	396	5,540	26.9	7,440
	Total Measured and Indicated (UG)	Sulphides	812	292	1.53	—	—	400	7,630	39.8	10,440

	Total Measured and Indicated	All mineral types	17,315	177	0.59	0.61	0.37	246	98,290	326.6	137,060

(1)	Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2)	In all cases, metal prices considered for Mineral Resource estimates were $20.00/oz Ag, $1,450/oz Au, $1.20/lb Pb, and $1.50/lb Zn.

(3)
The Mineral Resources information provided above is based on internal estimates prepared as of December 31, 2017. The information provided was reviewed and validated by Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic, who has the appropriate relevant qualifications, and experience in geology and resource estimation. (4)

(4)
Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section below.

(5)	The cut-off grades used to estimate Mineral Resources are different for all mines. The cut-off grades and silver-equivalent factors are listed in each mine section of the 2017 Annual Information Form.

(6)	Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

Inferred Mineral Resources with an effective date of December 31, 2017

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag (k Oz)	Ag-Eq (k Oz)
SANTA ELENA	Inferred Santa Elena Mine (UG)	Sulphides	1,063	105	1.44	—	—	216	3,580	49.4	7,390
	Inferred Ermitaño (UG)	Sulphides	3,365	68	3.99	—	—	377	7,380	432.0	40,780
	Inferred Total (UG)	Sulphides	4,428	77	3.38	—	—	338	10,960	481.4	48,170

LA ENCANTADA	Inferred Ojuelas (UG)	Oxides - Flotation	35	292	—	0.78	—	305	330	—	340
	Inferred Other deposits (UG)	Oxides	1,219	226	—	—	—	226	8,850	—	8,850
	Inferred backfills and stockpiles	Oxides	912	76	—	—	—	76	2,240	—	2,240
	Inferred Total (UG)	Oxides	2,166	164	—	0.01	—	164	11,420	—	11,430

LA PARRILLA	Inferred (UG)	Oxides	659	267	0.09	—	—	275	5,670	—	5,820
	Inferred (UG)	Sulphides	1,977	211	—	1.89	2.36	357	13,410	—	22,670
	Inferred Total (UG)	Oxides + Sulphides	2,636	225	0.02	1.42	1.77	336	19,080	—	28,490

SAN MARTÍN	Inferred Total (UG)	Oxides	2,510	266	0.08	—	—	272	21,430	—	21,970

DEL TORO	Inferred Total (UG)	Transition + Sulphides	1,516	192	0.09	4.48	1.70	369	9,370	4.4	17,970

LA GUITARRA	Inferred Total (UG)	Sulphides	500	276	1.24	—	—	363	4,430	19.8	5,840

LA JOYA	Inferred Total (OP)	Sulphides	27,927	58	0.28	—	—	103	51,650	251.4	92,910
	Total Inferred	All mineral types	41,684	96	0.57	0.25	0.17	169	128,340	757.0	226,780

(1)	Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2)	In all cases, metal prices considered for Mineral Resource estimates were $20.00/oz Ag, $1,450/oz Au, $1.20/lb Pb, and $1.50/lb Zn.

(3)
The Mineral Resources information provided above is based on internal estimates prepared as of December 31, 2017. The information provided was reviewed and validated by Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic, who has the appropriate relevant qualifications, and experience in geology and resource estimation.

(4)
Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section below.

(5)	The cut-off grades used to estimate Mineral Resources are different for all mines. The cut-off grades and silver-equivalent factors are listed in each mine section of the 2017 Annual Information Form.

(6)	Inferred Mineral Resource estimates for La Joya Project are based on the 2013 Preliminary Economic Assessment Technical Report compiled for SilverCrest.

The Company also announces that its 2017 Annual Information Form has been filed on SEDAR. In addition, a Form 40-F report has been filed with the United States Securities and Exchange Commission and is available on EDGAR. Both documents are also available on the Company’s website at www.firstmajestic.com.
Shareholders may also receive a copy of First Majestic’s Annual Report which includes the audited financial statements, without charge, upon request to First Majestic, Suite 1800 - 925 West Georgia Street Vancouver, B.C., Canada, V6C 3L2 or to info@firstmajestic.com.

Mr. Ramon Mendoza Reyes, Vice President Technical Services for First Majestic, is a "Qualified Person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

About the Company

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates six producing silver mines; the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine, the Del Toro Silver Mine and the La Guitarra Silver Mine. Production from these six mines is projected to be between 10.6 to 11.8 million ounces of pure silver or 15.7 to 17.5 million ounces of silver equivalents in 2018.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.